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GIVEN IMAGING

For further information contact:

Yoram Ashery                                or       Fern Lazar /David Carey
Given Imaging Ltd.                                   Lazar Partners Ltd.
                                                     1- (866) GIVEN-IR
                                                     flazar@lazarpartners.com
                                                     dcarey@lazarpartners.com

               GIVEN IMAGING ANNOUNCES SECOND QUARTER 2003 RESULTS

     Sales in First Half of 2003 Increase 48% Compared to First Half of 2002

Yoqneam, Israel, July 30, 2003 -- Given Imaging Ltd. (NASDAQ:GIVN) today announced second quarter and first half results for the period ended June 30, 2003.

The Company announced revenues of $9.7 million for the second quarter of 2003, a 35% increase over the second quarter of 2002, and a 12% increase over the first quarter of 2003. Gross margin was 65.3% of revenues, as compared to a gross margin of 54.4% in the second quarter of 2002 and 67.2% in the first quarter of 2003. Operating expenses were $9.6 million, compared to $9.5 million for the second quarter of 2002. Net loss for the second quarter was $3.3 million or ($0.13) per share, compared to $4.9 million or ($0.20) per share in the second quarter of 2002, and slightly less than the loss of $3.6 million or ($0.14) per share in the first quarter of 2003.

For the six month period ended June 30, 2003, revenues totaled $18.3 million, a 48% increase compared to revenues of $12.4 million in the first half of 2002. Gross profit was 66.2% of revenues compared to 53.4% for the first six months of 2002. Operating expenses were $19.4 million compared to $17.4 million in the first six months of 2002. Net loss for the first six months of 2003 was $7.0 million or ($0.27) per share, compared to a loss of $10.7 million or ($0.42) per share for the first six months of 2002.

The Company's liquidity remains strong with $25.9 million in cash reserves at the end of the second quarter.

Second Quarter 2003 Revenue Analysis

On a geographic basis, sales of the Given System in the United States accounted for 66% of quarterly revenues. A geographic breakdown of second quarter 2003 sales is as follows:

(Millions of U.S. dollars)

United States     $6.4
Europe and ROW    $3.3
Total             $9.7

During the quarter, worldwide M2A capsule sales grew to more than 12,000, representing 55% of revenues. M2A reorders in the second quarter increased to more than 10,400, or 86% of total M2A sales. Capsule reorders grew by 118% compared to the second quarter of 2002 and were 21% higher than capsule reorders in the first quarter of 2003.

Sales of workstations totaled 163 for the second quarter of 2003 with 106, or 65%, sold in the United States. The number of system sales decreased by 24% compared to the second quarter of 2002 and were similar to the first quarter of 2003. Sales of recorders totaled 273 during the quarter with 191 recorders, or 70%, sold in the United States. Worldwide deliveries of workstations reached more than 1,330 by the end of the second quarter of 2003.

"We continued to see steady growth of our installed base of workstations and capsule sales during the second quarter, especially in the United States," said Gavriel D. Meron, President and CEO of Given Imaging. "This report is highlighted by a number of significant achievements: the 85 presentations at Digestive Disease Week (DDW), the FDA's approved change in the label removing the adjunctive qualifier that positions capsule endoscopy as a first line tool for the diagnosing small bowel pathologies, and the significant increase in reimbursement coverage which grew during the quarter by approximately 53 million to 144 million worldwide. These effects should positively impact sales of the Given System and M2A capsules moving forward."

"We have taken measures to realign our costs with the current revenue guidance. Cautious management of cash during the first half of the year has already reduced our cash burn from $6.5 million in the first quarter of 2003 to $3.5 million in the second quarter. Moving forward, we are committed to achieving our goal of reaching break-even in the first half of 2004."

Digestive Disease Week (DDW) 2003 Highlights

In May, at DDW 2003, capsule endoscopy was featured in a record of 85 presentations highlighting its clinical value. Six presentations demonstrated the benefit of capsule endoscopy in detecting and managing Crohn's disease. In addition, the results of the first pediatric study of the M2A were presented showing the capsule as safe for use in children. A replay of the conference call reviewing the scientific presentations on capsule endoscopy at DDW is available on the Company's website, www.givenimaging.com.

Reimbursement update

An additional 53 million individuals received reimbursable access during this quarter, bringing the worldwide total to 144 million individuals, of which 25 million are covered for a wide range of indications, including Crohn's disease and other small bowel pathology, and 119 million beneficiaries are currently covered only for obscure bleeding. The company continues to aggressively pursue additional reimbursement coverage beyond the initial bleeding indication. During the quarter, these efforts resulted in additional coverage for broader indications for 4.5 million beneficiaries in the U.S. (policies issued by Harvard Pilgrim, North Carolina Blue Cross Blue Shield, Noridian Medicare and Veritus Medicare).

In the United States, 126 million people, or 51% of the insured population, now have reimbursable access to capsule endoscopy:

     - During the quarter major private payers, including Aetna, United Healthcare, Humana, Empire Blue Cross Blue Shield of New York announced coverage, almost doubling the number of individuals with access to capsule endoscopy through private insurance from 50 million to 99 million.

     - The number of individuals covered by Medicare reached 27 million, an increase of 4 million.

Recent News

On July 8, Given Imaging received clearance from the FDA to remove the adjunctive tool label, thereby establishing the M2A as a first line tool in the diagnosis of small bowel disease.

Second Quarter Webcast Information

Given Imaging's second quarter conference call will take place tomorrow, July 31, 2003, at 10:00 am ET, 5:00 pm Israel time. To access the call, please dial 800-915-4836. International callers dial 973-317-5319. The call will also be broadcast live on Given Imaging's web site at www.givenimaging.com. A telephone replay of the call will be available for one week following the call by dialing 800-428-6051 and entering code 300865. International callers should dial 973-709-2089 and enter the code referenced above.

About Given Imaging

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 50 countries worldwide. The M2A has been utilized to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                      # # #

                                 Given Imaging Ltd. and its Consolidated Subsidiaries
                                              Consolidated Balance Sheets
                                       U.S. $ in thousands except per share data

                                                                              June 30,                    December 31,
                                                                    ------------------------------        ------------
                                                                       2003                2002               2002
                                                                    -----------        -----------        ------------
                                                                    (Unaudited)        (Unaudited)          (Audited)
                                                                    -----------        -----------        ------------
Assets

 Current assets

 Cash and cash equivalents                                          $    25,884        $    50,300        $     35,792
 Accounts receivable:
   Trade                                                                  6,269              5,422               6,865
   Other                                                                    658              1,018               1,485
 Inventories                                                             11,900              6,746              10,659
 Prepaid expenses                                                           903              1,141               1,234
 Advances to suppliers                                                       51                184                  24
                                                                    -----------        -----------        ------------
 Total current assets                                                    45,665             64,811              56,059
                                                                    -----------        -----------        ------------

 Deposits                                                                   250                130                 192

 Assets held for severance benefits                                         922                505                 674

 Fixed assets, at cost, less accumulated depreciation                    10,177              8,034               9,967

 Other assets, at cost, less accumulated amortization                     1,950              1,608               1,836
                                                                    -----------        -----------        ------------
 Total assets                                                       $    58,964        $    75,088        $     68,728
                                                                    ===========        ===========        ============

Liabilities and shareholders' equity

Current liabilities
Current installments of obligation under capital lease              $        68        $        66        $         56
Accounts payable:
  Trade                                                                   3,145              4,134               4,990
  Other                                                                   5,216              6,293               6,279
Related parties                                                               -                 35                  35
Deferred revenue                                                            818                502                 727
                                                                    -----------        -----------        ------------
Total current liabilities                                                 9,247             11,030              12,087
                                                                    -----------        -----------        ------------

Long-term liabilities
Obligation under capital lease, net                                          12                 76                  47
Liability for employee severance benefits                                 1,077                646                 835
                                                                    -----------        -----------        ------------
Total long-term liabilities                                               1,089                722                 882
                                                                    -----------        -----------        ------------
Total liabilities                                                        10,336             11,752              12,969
                                                                    -----------        -----------        ------------

Minority interest                                                         1,985              2,274               2,182

Shareholders' equity                                                     46,643             61,062              53,577
                                                                    -----------        -----------        ------------
Total liabilities and shareholders' equity                          $    58,964        $    75,088        $     68,728
                                                                    ===========        ===========        ============


                                     Given Imaging Ltd. and its Consolidated Subsidiaries
                                             Consolidated Statements of Operations
                                           U.S. $ in thousands except per share data

                                                           Six month period ended      Three month period ended    Year ended
                                                                  June 30,                     June 30,           December 31,
                                                        ---------------------------   --------------------------  ------------
                                                             2003           2002          2003           2002          2002
                                                         (Unaudited)     (Unaudited)   (Unaudited)   (Unaudited)     (Audited)
                                                        ------------   ------------   ------------  ------------  ------------

Revenues                                                $    18,323    $    12,395    $     9,694   $     7,179   $    28,904
Cost of revenues                                             (6,190)        (5,774)        (3,363)       (3,271)      (11,907)
                                                        ------------   ------------   ------------  ------------  ------------

Gross profit                                                 12,133          6,621          6,331         3,908        16,997
                                                        ------------   ------------   ------------  ------------  ------------

Operating expenses

Research and development, gross                              (3,738)        (4,309)        (1,904)       (2,316)       (8,609)
Royalty bearing participation                                   691              -            691             -             -
                                                        ------------   ------------   ------------  ------------  ------------

Research and development, net                                (3,047)        (4,309)        (1,213)       (2,316)       (8,609)

Sales and marketing expenses                                (13,519)       (10,824)        (6,998)       (5,993)      (22,681)
General and administrative expenses                          (2,791)        (2,314)        (1,425)       (1,230)       (4,749)
                                                        ------------   ------------   ------------  ------------  ------------

Total operating expenses                                    (19,357)       (17,447)        (9,636)       (9,539)      (36,039)
                                                        ------------   ------------   ------------  ------------  ------------

Operating loss                                               (7,224)       (10,826)        (3,305)       (5,631)      (19,042)
Financing income (expenses), net                                 54          1,006           (174)          725         1,469
Other income (expenses), net                                      -           (727)             -           109          (711)
                                                        ------------   ------------   ------------  ------------  ------------

Loss before taxes on income                                  (7,170)       (10,547)        (3,479)       (4,797)      (18,284)
Taxes on income                                                   -              -              -             -             -
                                                        ------------   ------------   ------------  ------------  ------------

Loss before minority share                                   (7,170)       (10,547)        (3,479)       (4,797)      (18,284)

Minority share in loss (profits) of subsidiary                  197           (118)           129          (118)          (26)
                                                        ------------   ------------   ------------  ------------  ------------

Net loss                                                $    (6,973)   $   (10,665)   $    (3,350)  $    (4,915)  $   (18,310)
                                                        ============   ============   ============  ============  ============

Basic and diluted loss per Ordinary Share               $     (0.27)   $     (0.42)   $     (0.13)  $     (0.20)  $     (0.73)
                                                        ============   ============   ============  ============  ============

Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss per
 Ordinary Share calculation                              25,413,580     25,129,913     25,451,646    25,154,913    25,182,563
                                                        ============   ============   ============  ============  ============

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